INVEST IN **SURF ATL, LLC**

Foster the joy of riding waves. In Atlanta.

OUR MISSION
At Surf ATL, our mission is to spread the joy of riding waves and create accessible, enjoyable wave-riding experiences through cutting-edge technology.
OUR VISION
We envision Surf ATL as a vibrant community hub that celebrates local culture and fosters inclusive interaction
CORE VALUES
JOY
We are driven by the joy of wave riding and the happiness it brings to people's lives.
ACCESS & INCLUSIVITY
We are committed to offering a family-friendly experience that is open and accessible to all.
COMMUNITY
We actively support and stimulate local production and services, creating meaningful income opportunities within our community.
SUSTAINABILITY
We prioritize environ-mentally-conscious building and opera-tional practices, ensuring that our impact on the planet is as gentle as possible.
GOALS
• To make wave riding an accessible and joyful experience for all.
• Build Community.
• To serve as a community hub that promotes local culture and fosters inclusive interaction.

surf-atl.com Atlanta GA

Featured Investors

Brent Troncalli

Syndicate Lead

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I love this project because of the passion and planning of the founder, Spencer Broome. From the first time I read about the planned Surf ATL project in Forsyth County Georgia I have wanted to be a part of it. Surf ATL has managed to put together an amazing team combined with a great site plan to enable this project to be huge.

A few reasons why I think Surf ATL will be successful.

Forsyth County Georgia is:

1) The healthiest county in the state 8 years in a row.

2) The most affluent county in the state and #8 in the country.

3) The fastest growing county in the state and #11 in the USA

In addition to the county statistics the worldwide surfing tourism market was estimated to be worth 9.5 billion U.S dollars in 2022. This has been predicted to rise to 17.1 billion U.S. dollars by 2032. T

Surf ATL has picked the perfect location and time to build a surf park.

I am psyched to be the lead investor and look forward to surfing as soon as I can.

Invested $10,000 this round

Highlights

1. We are already driven and supported by our community -- a burgeoning surf culture in Atlanta.
2. We are leading a trend of access to inland wave technology.
3. We believe in creating mechanisms for access for all populations
4. We have local and county support for our project.
5. We will also build complementary activities and have experienced development expertise on our team.

Our Founder



Spencer Broome Founder/President

Connecting, growing, and fostering a surf community in Atlanta.

Pitch

Below is an overview of the project, more detail upon request!



SURF ATL
SURF ATL @ SIX MILE CROSSING
Confidential
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OVERVIEW
VISION
EXPERIENCE & CONCEPT
TEAM
MARKET
ACCOMPLISHMENTS
FINANCIAL & TIMELINE PROJECTIONS
INVESTMENT OPPORTUNITY
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OUR VISION
FOSTER THE JOY OF RIDING WAVES...
WITHIN AN INCLUSIVE, FAMILY-FRIENDLY
& COMMUNITY-FOCUSED OUTDOOR &
ENTERTAINMENT DESTINATION
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THE EXPERIENCE & CONCEPT
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OUR EXPERIENCE: MORE THAN A SURF PARK
DIVERSITY, PHILANTHROPY, & REHAB




SUSTAINABILITY INITIATIVES
MEDIA & CONTENT
SURF ATL EXPERIENCE
TRAINING, FITNESS & TRIPS
EXPERIENTIAL EVENTS & COMPLEMENTARY ACTIVITIES
FOOD & BEV
LODGING & GLAMPING

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OUR EXPERIENCE



DIVERSITY, PHILANTHROPY & REHAB

- **Diversity** includes the programs and events we offer, the way we hire and the partners and populations we engage. Atlanta is diverse and we will represent that.
- **Philanthropy & Rehab** includes access to surfing to those who otherwise may not have opportunity without help, guidance, or support. We will engage local/regional nonprofits, hospitals, and schools.

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OUR EXPERIENCE



EXPERIENTIAL EVENTS & ACTIVITIES

- **Experiential** means tying local and regional culture into our experience, including music, art, education, and activities. Ongoing events will bring new and different populations to surfing.

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OUR EXPERIENCE



LODGING & GLAMPING

- **Provide multiple levels of experiences via hotel, RV & glamping.** Spending time outdoors is great for our health, both physically and mentally.

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OUR EXPERIENCE



FOOD & BEVERAGE

- Our **Food & Beverage** will cater to local and regional selections to illuminate and reflect the unique offerings in the greater Atlanta area.

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OUR EXPERIENCE



TRAINING, FITNESS, & TRIPS

- **Training & Fitness** will span from group exercise to get visitors surf-ready to hands-on training for those who want to more specifically advance and perfect their surfing ongoing.
- **Trips** will provide access via partnerships to locations to challenge one's surfing in a different environment



whether it is in an ocean, lake, river or elsewhere.

OUR EXPERIENCE



SUSTAINABILITY INITIATIVES

- Our **Sustainability** goal is to design, construct, and operate a sustainable surf park that achieves three key metrics: climate positive, zero waste park, and investment in local community.

OUR EXPERIENCE



MEDIA & CONTENT

- Our **Media & Content** will not only allow for surfers to view and enjoy their own surfing but also focus on storytelling of our unique inland surf community to propel the greater Atlanta area as a centerpiece of that movement.

OUR EXPERIENCE



IT'S ABOUT JOY
Surfing is aspirational. There is joy in riding waves and bringing community together

IT'S ABOUT CONNECTION
A place for community and gathering of people.

IT'S ABOUT ATL
Put greater ATL culture at the center of the destination experience.

IT'S ABOUT ACCESSIBILITY
Mechanisms to allow access across all populations.

OUR EXPERIENCE: MOVING + STANDING + WAKE + SKATE + OCEAN







MOVING: ENDLESS SURF TECH
Endless Surf's moving wave technology will be the centerpiece of the Surf ATL experience with its capacity, redundancy, and backing by Whitewater.

STANDING: TBD
A standing wave technology is a much smaller footprint (think size of a tennis court) but allows for training and early experience in riding waves at a lower cost.

WAKE: BOAT TECH
Wake surfing is driven by boats specifically built to create waves for surfing. Wake surfing has grown exponentially in lakes like Lake Lanier, Allatoona, and Oconee.

SKATE
Skating that ties back to surfing with a focus on flow, flexibility and drive. This type of skating will enhance and complement one's surfing.

OCEAN SURFING
The OG and the irreplaceable. The ocean is where every surfer is tested and earns their mettle. We will always honor and tie back to ocean surfing

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LAND UNDER CONTRACT: BROWNS BRIDGE ROAD ON LAKE LANIER


